Exhibit 99.1

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) that the following PDMRs exercised options under the Imperial Tobacco Group Sharesave Scheme.

Name	Date of exercise	Number of shares

Mr Graham Blashill	2 August 2005	1,152

Mr Matthew Phillips	2 August 2005	461

In addition, the Trust holds a total of 929,837 ordinary shares of 10p each in the Company and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

Imperial Tobacco Group PLC has also today been informed that, on 2 August 2005, the Non-Executive Directors listed below purchased ordinary shares of 10 pence each, at a price of £14.65 per share, pursuant to an agreement that part of their fees be applied to the purchase of shares. These shares will be held by a nominee and may not be withdrawn or sold during the term of each non-executive directorship.

Director	Shares purchased	Resultant Interest

Simon Duffy	400	8,733
Sipko Huismans	400	5,820
Pierre Jungels	400	2,362
Susan Murray	400	400
Iain Napier	680	3,662
David Thursfield	400	851

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com